SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of November, 2006

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: November 24, 2006	By:	/s/ Michael B. McSweeney
Name: Michael B. McSweeney
Title: Vice President

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release Dated November 22, 2006

Exhibit 99.1

Bennett Environmental Announces Voluntary Delisting From AMEX

and Termination of SEC Reporting

OAKVILLE, ONTARIO – November 22, 2006 – Bennett Environmental Inc. (the “Company”) (TSX:BEV)(AMEX:BEL) announced today that as part of its restructuring and cost reduction strategy it has submitted a written notice to the American Stock Exchange (“AMEX”) of its intention to file a Form 25 with the United States Securities and Exchange Commission (the “SEC”) in order to voluntarily delist its common shares (“Shares”) from AMEX and deregister its Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company has requested that the delisting become effective on December 14, 2006. Following the delisting of the Company’s Shares from AMEX, and the deregistration of the Company’s Shares under Section 12(b) of the Exchange Act, the Company intends to file a Form 15 with the SEC. Immediately upon filing of the Form 15, the Company’s obligation to file certain reports, including Form 40-F and 6-K, with the SEC will be suspended.

David Williams, the Company’s Chairman of the Board, commented that “the complexity of securities regulatory compliance in the United States and the administrative burdens and increasing costs associated with being a United States reporting company have significantly increased in the past few years, particularly in light of new SEC Sarbanes-Oxley requirements. Overall, these complexities and administrative burdens and their associated costs far outweigh any benefits derived form our AMEX listing.”

The Company’s Board of Directors unanimously approved the delisting and deregistration of the Shares, noting that the Toronto Stock Exchange (the “TSX”) is the more significant trading market for the Shares, with the TSX trading volume exceeding the trading volume of the Shares on AMEX based on the cumulative trading volume for the period from March 2002 through October 2006.

The Company does not believe that its shareholders in the United States will be materially prejudiced by a voluntary delisting from AMEX and the termination of the registration of the Shares under the Exchange Act since the nature and scope of publicly available information about the Company required by Canadian securities laws is substantially the same as the information such shareholders are currently receiving under the U.S./Canada Multijurisdictional Disclosure System, and such U.S. shareholders will continue to be able to trade the Shares through the facilities of the TSX.

Forward Looking Statements

Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and “confident” and similar expressions are intended to identify forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. BEI believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. BEI undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Quebec and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America. For information, please visit the Bennett Environmental website at: www.bennettenv.com.

Contact:

Michael McSweeney

Bennett Environmental Inc.

(905) 339-1540